Contact

jheinzelman@gmail.com

www.linkedin.com/in/jessica-heinzelman-46885215 (LinkedIn)
www.jessicaheinzelman.com (Personal)

Top Skills

International Development

NGOs

Program Management

Publications

Crowdsourcing Crisis Information in Disaster Affected Haiti

Mutually Profitable Bonding of Suppliers and Farmers via SMS

“Crowdsourcing for Human Rights Monitoring: Challenges and Opportunities for Verification.” In Human Rights and Information Technologies: Trends and Consequences of Use

Mobile Technology, Crowdsourcing and Peace Mapping: New Theory and Applications for Conflict Management

Getting the Message Out in Times of Discord

Jessica Heinzelman

Co-Founder & COO at Throne Labs

San Francisco Bay Area

Summary

Jill of all trades focused on solving the world's toughest challenges through technology. Expertise in research, design, strategy, growth, and partnerships.

Experience

Throne Labs

2 years 11 months

Co-Founder & COO

December 2020 - Present (2 years 5 months)

United States

Co-Founder

June 2020 - December 2020 (7 months)

People go to the bathroom 46 billion times every single day.

We are solving problems for people that need to "go" on-the-go. Throne leverages smart hardware and custom software to provide easy access to clean and well-stocked bathrooms when you need one!

Nivi, Inc.

VP of Growth

January 2019 - June 2020 (1 year 6 months)

Oakland, CA (distributed team)

Nivi offers an AI-powered mHealth service available through Messenger, SMS, and WhatsApp that provides personalized sexual reproductive health information and referrals to services. Key accomplishments:
- Manages a cross-cultural team based in Kenya and India including marketing, content development, customer success, and partnership development roles
- Grew total Nivi users from 50k to 990k in less than one year by expanding distribution channels, launching the service in India, and and introducing data-driven approach to marketing

- Led product localization process and go-to-market strategy for askNivi India including market research, focus groups and UX testing
- Design product optimization tests and deliver actionable insights to inform product development
- Collaborate with CEO and engineering to set product priorities and requirements
- Create communication products including website, newsletters, and blog posts

Reach Global LLC
Principal
September 2015 - January 2019 (3 years 5 months)
San Francisco Bay Area

Provided strategic research, facilitation, capacity building, and advisory services to public, private and non-profit organizations. Work informed client business strategies, marketing, product, market selection, partnership development, and cultures of innovation.

Clients include: Facebook, Girl Effect, USAID, Counterpart International, and DAI.

Facebook
Inclusion Partnerships Manager
December 2016 - February 2018 (1 year 3 months)
Menlo Park, CA

Managed strategic social good developer partnerships focused on Facebook's connectivity product, Free Basics, and Facebook Messenger. Built business case for product changes that enabled partners to better contribute to Free Basic's growth through data-driven marketing and assisted partners in integrating Messenger to solve organizational challenges. Chatbot created with Direct Relief, was honored as a 2018 Finalist in the "On a Shoestring" Shorty Awards.

DAI
3 years 11 months

Manager, ICT Strategic Initiatives
May 2014 - September 2015 (1 year 5 months)
Bethesda, MD

Identify and lead strategic initiatives including productization and replication of ICT work while continuing to conduct consumer research, strategy

development, requirements gathering, business modeling, user-centered design, resource materials and training development for a variety of client initiatives including:

Development Innovations, USAID, Cambodia, 2013-2015
Provided technical leadership on first-of-its-kind USAID program to establish a technology and social innovation lab in Phnom Penh, Cambodia. Through an iterative evidence-based process established project strategy that included rapid advisory model; product and services; and strategic allocation of a $1.2 million grant fund to support sustainable social civil society innovation in Cambodia.

Incentives Driving Economic Alternatives North, East & West, USAID, Afghanistan, 2014-2015
Led team of 3 Afghan staff to design SMS marketing package for agricultural input wholesalers in Eastern/Central Afghanistan. Identified business challenges, compared technology solutions, developed resource materials and training for replication. Early results demonstrate 8-15% increase in sales by wholesalers and 79% customer satisfaction among Afghan farmers receiving SMS.

Jordan Competitiveness Program, USAID, Jordan, 2014
Contributed to recommendations for improving women's participation in Jordan's ICT, clean tech and health care workforce. Recommendations spanned policy & legal reforms, education, finance and social norms and are being implemented through the project.

Access to Security & Justice, DFID, Sierra Leone, 2013
Led team of 4 international and local experts to design integrated information products and services to improve knowledge of legal rights by 700,000 women and girls in rural Sierra Leone. Design garnered $2.5 million funding from UK Department for International Development (DFID) and in-kind airtime from the country's largest mobile network operator, Airtel, for a legal hotline service.

Senior ICT Specialist
November 2011 - May 2014 (2 years 7 months)
Bethesda, MD

Provide consumer research, strategy development, requirements gathering, business modeling, user-centered design, resource materials and training development for a variety of client initiatives including:

Access to Security & Justice, Sierra Leone, 2013

Led team of 4 international and local experts to design integrated information services to improve knowledge and attainment of legal rights by 700,000 women and girls in rural Sierra Leone. Design garnered $2.5 million additional funding from UK Department for International Development (DFID).

Tunisia Transitional Initiative, USAID, Tunisia, 2013

Built capacity of project staff to leverage social networks and social media to amplify the impact of small grants program. Provides ongoing advisement on communications strategies for improving unity and countering extremism in Tunisia.

Pilot Program for Climate Resilience: Mobile Platform for Rural Farmers, Zambia, 2012

Identified potential business models, partnerships and investment opportunities to establish a commercially viable mobile platform for disseminating market, climate, and agricultural information to smallholder farmers. Findings and recommendations informed International Finance Corporation (IFC) investment strategy in Zambia.

Sisi Ni Amani

Active Board Member

March 2011 - March 2014 (3 years 1 month)

Nairobi, Kenya

Served as an active board member working with leadership to develop a replicable community-based model that uses SMS to mitigate conflict in Kenya and worked closely with the CEO to transition the replicable model to an established Kenyan NGO partner for sustainability and greater scale.

Independent Consultant

Program Design and New Media Specialist

January 2010 - November 2011 (1 year 11 months)

Advised clients on ICT initiatives and new media programming. Services provided ranged from program design, training staff on participatory design of ICT activities and monitoring and evaluation.

Clients include: Internews, IFES, The Carter Center, PEPL, The Nike Foundation, Ushahidi, International Network of Crisis Mappers, United States Institute of Peace (USIP)

Ushahidi, Inc
Project Manager
May 2010 - August 2010 (4 months)
Nairobi, Kenya

Redefined and prioritized technical upgrades for Ushahidi crowdsourcing platform and earned buy-in from staff with ability to swiftly assess user needs and communicate essentials to the development team

Built trusted relationships with partner organizations to establish response mechanisms

CDA Learning Collaborative
Listening Project Intern
February 2010 - June 2010 (5 months)

Coded qualitative data from 9 countries on humanitarian aid according to thematic issue areas and drafted issue paper on "lessons learned" regarding staffing of international assistance organizations.

Lift Above Poverty Organization
Kiva Fellow
2008 - 2008 (less than a year)
Benin City, Nigeria

Increased monthly lending to Nigerian borrowers by 60% by developing criteria for web content and training staff to address lender incentives

Shaped back-end improvements to Kiva.org serve low-bandwidth environments

Saint Consulting Group
Project Manager
2005 - 2007 (2 years)

Assigned most challenging land use advocacy projects of 11 California-based project managers as a result of ability to develop effective political strategies, quickly build trust of local community leaders, produce persuasive materials and mobilize up to 12,000 people from communities to advocate for client objectives

Identified and coached community leaders to implement strategic plans by fostering collaborative relationships, clearly explaining rationale behind strategies and maintaining regular communication

Honors: 2007 awarded company-wide “Unsung Hero” that recognized 6 exceptional employees out of 120+

TRAMUTOLA LLC
Project Manager
2003 - 2005 (2 years)

Managed up to 11 campaigns at one time with 90% win rate – all requiring 55% to 67% voter approval – achieved through disciplined adherence to strategy and focus on reaching milestones

Promoted out of 13 organizers to 1 of 2 project management roles due to demonstrated attention to detail, high client satisfaction and ability to deliver on timelines and objectives

Drafted and analyzed polls, crafted messaging, wrote direct mail and coached campaign leadership, staff and volunteers through day-to-day implementation of campaign

Education

Smith College

The Fletcher School at Tufts University

MALD, International Negotiation and Conflict Resolution · (2009 - 2011)

Smith College

BA, Government, African-American/African Studies · (1997 - 2001)

Harvard University

Summer Fellow, Harvard Program on Negotiation · (2010)

Damascus University

Arabic Language · (2009)